SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
DIVISION OF MARKET REGULATION

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OMC 3/7/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2011

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Fidelity Brokerage Services LLC:

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

FIDELITY BROKERAGE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(In thousands)

ASSETS

Securities owned—at fair value	$	547,400
Securities received as collateral		112,647
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $377,749		134,626
Receivable from affiliated clearing broker		36,562
Fees receivable		117,151
Other assets		34,055
TOTAL ASSETS	$	982,441

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Obligation to return securities received as collateral	$	112,647
Payable to Ultimate Parent		233,702
Accrued expenses and other liabilities		215,840
Total liabilities		562,189
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		420,252
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	982,441

The accompanying notes are an integral part of the statement of financial condition.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Fidelity Brokerage Services LLC (the "Company") is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer and is licensed to transact on the NYSE Euronext and various national and regional stock exchanges. The principal business of the Company is to provide discount brokerage services to a retail customer base that effect transactions across a wide array of financial instruments. In the process of providing brokerage services and distributing various FMR products, the Company earns a significant portion of its revenue from various FMR affiliates. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities Transactions—Proprietary transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value.

Fees—Fees represent income earned from the distribution of mutual funds and are recognized when earned. These fees are generally based on a set percentage applied to the amount of assets in those mutual funds and the number of customer positions.

Commissions—Commission revenues and related expenses are recorded on a trade date basis and generally are earned on a fixed fee per trade based on security type.

Interest—The Company earns interest from customer related activity from its clearing broker pursuant to its clearing agreement with NFS. Customer related activity includes stock and margin loan transactions in addition to interest earned by NFS related to the Company's customer balances. Additionally the Company recognizes interest from proprietary investments.

Use of Estimates— The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements of securities owned and the disclosure of contingencies as of December 31, 2010. Actual results could differ from the estimates included in the Statement of Financial Condition.

Cash—For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is provided on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of the Parent. Therefore, the Company has no income tax assets/liabilities.

Collateralized Securities Transactions—In order to facilitate transactions between NFS and certain external customers, the Company enters into non-cash loan versus pledge securities transactions. In these transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower and are recorded at the amount of cash or collateral received. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized security transactions is recorded on an accrual basis.

Fair Value of Financial Assets and Liabilities—The majority of the Company's financial assets and liabilities are recorded at fair value or amounts that approximate fair value. Such assets and liabilities include securities owned, securities received as collateral, receivable from affiliated clearing broker, fees receivable, other assets, obligation to return securities received as collateral, payable to Ultimate Parent and accrued expenses and other liabilities.

The Company categorizes the financial assets and liabilities carried at fair value in its Statement of Financial Condition based upon a three-level valuation hierarchy (see Note 4). The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements—In January 2010, the standard on fair value measurements and disclosures was amended to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 rollforward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amended standard effective January 1, 2010. Adoption of this amended standard did not have a material impact on the Statement of Financial Condition.

3. SECURITIES OWNED

Securities owned-at fair value on the accompanying Statement of Financial Condition at December 31, 2010 are as follows:

Money Market Funds	$420,612
Auction Rate Securities	126,788
	$547,400

The Company owns a portfolio of illiquid Auction Rate Securities ("ARS") that were acquired from retail customers in late 2008 pursuant to an offer by the Company to buy back such securities under certain conditions. The fair value of the ARS owned by the Company totaled $126,788 as of December 31, 2010 and is included in securities owned-at fair value on the accompanying Statement of Financial Condition. These securities are reported as Level 3 assets and valued pursuant to the Company's policies described in Note 1.

4. FAIR VALUE MEASUREMENTS

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral	$ 112,647	$ -	$ -	$ 112,647
Securities owned	420,612	-	126,788	547,400
Total Assets	$ 533,259	$ -	$ 126,788	$ 660,047
Liabilities:				
Obligation to return securities received as collateral	$ 112,647	$ -	$ -	$ 112,647

Level 3 assets consist of the portfolio of ARS as of December 31, 2010. In the absence of a ready market for these securities, the Company's determination of fair value consisted of an internally developed model utilizing the income approach with key inputs to the model including current credit rating, coupon and expected maturity of these securities. Other factors that impact valuation include, but not limited to, discount rates, credit spreads and liquidity. For certain distressed issuers within the portfolio of Auction Rate Securities, management was unable to utilize the model described above but rather used any available comparable prices, maturities, discount rates, credit ratings or expected maturities to assess the recoverability of these issuers.

5. CREDIT RISK

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and pursuant to such guidelines requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

6. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") and other principal exchanges of which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2010, the Company had net capital of $111,389, which exceeded its minimum requirement by $111,139.

Proprietary accounts held at NFS ("PAIB assets") are considered allowable assets in the computation pursuant to a PAIB agreement between the Company and NFS which requires, among other requirements, for NFS to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

7. TRANSACTIONS WITH AFFILIATED COMPANIES

Transactions with affiliated companies are settled with the Ultimate Parent, with the exception of transactions with NFS, which are settled directly. The receivable from NFS, which is the receivable from affiliated clearing broker, was $36,562 at December 31, 2010 and is based on its clearing agreement. The payable to the Ultimate Parent of $233,702 is included in payable to Ultimate Parent on the Statement of Financial Condition.

The Company entered into non-cash loan versus pledge securities transactions with NFS. The fair value of the collateral was $112,647 at December 31, 2010. This is presented as securities received as collateral with a corresponding obligation to return securities received as collateral on the Statement of Financial Condition.

8. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share, as defined by FMR, over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans including certain additional cash bonuses on select plans is amortized over the applicable vesting periods.

9. COMMITMENTS AND CONTINGENCIES

Collateral—At December 31, 2010, in relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral with a fair value of $112,647 at December 31, 2010.

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2019. Future minimum rentals under these leases are $47,102, $43,113, $41,384, $38,326 and $32,811 for each of the years ending December 2011 through December 2015, respectively, and $66,324 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates its revenues by providing securities brokerage services to retail customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world and volume of customer transactions.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. The Company reviews such actions and lawsuits on a case by case basis and establishes any required reserves if a loss is probable and the amount of such loss can be reasonably estimated. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Fidelity Brokerage Services LLC
82 Devonshire Street
Boston, MA 02109

In planning and performing our audit of the financial statements of Fidelity Brokerage Services LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP